SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2007
Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A
     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

*	Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Stockholders’ Newsletter
Interim Report as of September 30, 2006

Schering acquisition provides additional boost to Bayer’s business
Gratifying sales and earnings increases

Bayer Group Key Data

	3rd Quarter	3rd Quarter		First Nine	First Nine		Full Year
€ million	2005	2006	Change	Months 2005	Months 2006	Change	2005

Net sales	6,177	7,783	+ 26.0%	19,249	21,971	+ 14.1%	25,950

Change in sales
Volume	+ 1%	+ 6%		+ 1%	+ 5%		0%
Price	+ 7%	0%		+ 9%	0%		+ 8%
Currency	+ 2%	– 2%		0%	+ 1%		+ 1%
Portfolio	+ 10%	+ 22%		+ 9%	+ 8%		+ 9%

EBITDA[1]	1,257	1,170	– 6.9%	3,740	3,960	+ 5.9%	4,315
Special items	170	(335)		(74)	(497)		(472)
EBITDA before special items	1,087	1,505	+ 38.5%	3,814	4,457	+ 16.9%	4,787

EBITDA margin before special items	17.6%	19.3%		19.8%	20.3%		18.4%

EBIT[2]	796	659	– 17.2%	2,489	2,614	+ 5.0%	2,633
Special items	143	(139)		(101)	(317)		(525)
EBIT before special items	653	798	+ 22.2%	2,590	2,931	+ 13.2%	3,158

EBIT margin before special items	10.6%	10.3%		13.5%	13.3%		12.2%

Non-operating result	(182)	(272)	– 49.5%	(442)	(719)	– 62.7%	(615)

Net income	493	320	– 35.1%	1,551	1,372	– 11.5%	1,597
Earnings per share (€)[3]	0.68	0.42		2.12	1.82		2.19
Core earnings per share (€)[4]	0.64	0.79		2.46	2.56		2.93

Gross cash flow[5]	863	1,170	+ 35.6%	2,790	3,260	+ 16.8%	3,262

Net cash flow[6]	1,374	1,521	+ 10.7%	2,083	2,480	+ 19.1%	3,278

Capital expenditures (total)	346	325	– 6.1%	798	1,084	+ 35.8%	1,389

Research and development expenses	418	678	+ 62.2%	1,264	1,549	+ 22.5%	1,766

Depreciation and amortization	461	511	+ 10.8%	1,251	1,346	+ 7.6%	1,682

Number of employees at end of period[7]	—	—		87,100	110,800	+ 27.2%	87,100
Personnel expenses	1,251	1,883	+ 50.5%	4,155	4,984	+ 20.0%	5,576

2005 figures restated

1	ebitda= ebit plus amortization of intangible assets and depreciation of property, plant and equipment. ebitda, ebitda before special items and ebitda margin are not defined in the International Financial Reporting Standards and should therefore be regarded only as supplementary information. The company considers underlying ebitda to be a more suitable indicator of operating performance since it is not affected by depreciation, amortization, write-downs/write-backs or special items. The company also believes that this indicator gives readers a clearer picture of the results of operations and ensures greater comparability of data over time. The underlying ebitda margin is calculated by dividing underlying ebitda by sales.

2	ebit as shown in the income statement

3	Earnings per share as defined in IAS 33 = net income divided by the average number of shares. For details see page 40.

4	To calculate core earnings per share from continuing operations we eliminate from net income as per the income statement the amortization of intangible assets, asset write-downs (including any impairment losses), special items in ebitda and extraordinary factors affecting income from investments in affiliated companies (such as divestment gains or write-downs), including the related tax effects. We also deduct income from discontinued operations. Core earnings per share is not defined in the International Financial Reporting Standards and should therefore be regarded only as supplementary information. The company believes that this indicator gives readers a clearer picture of the results of operations and ensures greater comparability of data over time. For details see page 31.

5	Gross cash flow = ebit plus depreciation, amortization and write-downs, minus write-backs, minus income taxes, minus gains/plus losses on retirements of non-current assets, plus/minus changes in pension provisions. The latter item includes the elimination of non-cash components of the operating result. It also contains benefit payments during the period. Non-cash charges resulting from the remeasurement of Schering inventories are added back. For details see pages 19f.

6	Net cash flow = cash flow from operating activities according to IAS 7

7	Number of employees in full-time equivalents

Interim Report as of September 30, 2006
Schering acquisition provides additional boost to Bayer’s business
Gratifying sales and earnings increases
•	Third-quarter sales up 26 percent to €7.8 billion

•	EBITDA before special items up 39 percent to €1.5 billion

•	EBIT before special items up 22 percent to €0.8 billion

•	Schering integration well on track

•	HealthCare earnings forecast raised
Overview of Sales, Earnings and Financial Position
The positive business trend at Bayer continued in the third quarter of 2006. Sales advanced by 26.0 percent to €7,783 million (Q3 2005: €6,177 million). Group sales included €1,410 million in revenues from the Schering business. Adjusted for currency and portfolio effects, sales of the Bayer Group rose by 6.4 percent. Sales of the Material-Science and Healthcare subgroups rose by 12.4 and 7.5 percent, respectively, while currency and portfolio-adjusted sales of CropScience were down by 5.9 percent from the prior-year quarter.
Including the Schering business, we improved ebitda before special items by 38.5 percent to €1,505 million (Q3 2005: €1,087 million). Earnings of the Bayer HealthCare subgroup climbed by 113.6 percent to €882 million Q3 2005: €413 million) thanks to a €392 million contribution from the Schering business and strong performances by both Pharmaceuticals and Consumer Health. MaterialScience was unable to match the high earnings level of the prior-year quarter, the subgroup’s underlying ebitda declining by 14.9 percent to €427 million, chiefly because of higher raw

Interim Report as of September 30, 2006

material costs. Earnings of the CropScience subgroup declined by 17.8 percent to €143 million, largely because of difficult market conditions in the United States and South America.
ebit before special items climbed by 22.2 percent in the third quarter, to €798 million (Q3 2005: €653 million). The acquired Schering business contributed €80 million to this figure.
Net special charges in the third quarter amounted to €139 million. This figure included €106 million for Healthcare alone, most of which was related to the integration of Schering. Restructuring charges totaling €45 million were incurred in the CropScience and MaterialScience subgroups. The special charges were partially offset by special gains of €41 million from the sale of some small product lines and active ingredients in CropScience and Healthcare.
ebit of the Bayer Group declined by 17.2 percent in the third quarter of 2006, to €659 million (Q3 2005: €796 million). However, ebit for the corresponding period of 2005 was boosted by a onetime gain of €244 million in connection with changes to our pension systems.
After a non-operating result of minus €272 million, pre-tax income dropped by 37.0 percent to €387 million. The non-operating result included net interest expense of €214 million (Q3 2005: €116 million). This figure in turn contains about €160 million in interest expense for the financing of the Schering acquisition. After tax expense of €118 million, income after taxes from continuing operations came in at €269 million (Q3 2005: €457 million). Group net income including earnings from discontinued operations and after minority interests amounted to €320 million (Q3 2005: €493 million).
Benefiting from the positive business trend and the inclusion of Schering, gross cash flow improved by 35.6 percent to €1,170 million (Q3 2005: €863 million), while net cash flow rose by 10.7 percent to €1,521 million.
Net debt decreased by €0.9 billion in the third quarter, to €19.0 billion. The approximately €1.2 billion proceeds of a capital increase were nearly offset by outflows for the purchase of further Schering AG shares.
Provisions for pensions and other post-employment benefits rose by €0.8 billion compared with June 30, 2006, to €7.0 billion. This was mainly attributable to a decrease in capital market interest.
The Bayer Group’s operating performance in the first nine months of 2006 also improved compared to the same period last year. Sales from continuing operations grew by 14.1 percent to €21,971 million, or by 5.1 percent when adjusted for currency effects and portfolio changes. ebitda before special items for the first three quarters increased by 16.9 percent to €4,457 million, against €3,814 million for the prior-year period. Nine-month ebit before special items advanced by 13.2 percent, to €2,931 million (9M 2005: €2,590 million), with

Interim Report as of September 30, 2006
ebit after special items increasing by 5.0 percent to €2,614 million.
The integration of Schering is progressing well. Important decisions have already been made with regard to the future of Bayer Schering Pharma. We have made the appointments to executive positions through the third management level, defined the structure of the global research and development organization and, in the fourth quarter, initiated site consolidation in the United States. In addition, the Bayer AG Board of Management has approved a consolidation plan involving some 70 sites of Bayer Schering Pharma.
Regarding synergies from the acquisition, we confirm our previously stated target of €700 million in annual savings which we plan to achieve by 2009.
Outlook
The outlook refers to continuing operations, including Schering. It does not reflect the Diagnostics business, which is to be divested and is reported under discontinued operations.
We expect Bayer Group sales to amount to about €30 billion for the full year 2006, including €3.0 billion in revenues from the Schering business.
Excluding the Diagnostics business now to be divested, we achieved underlying ebit of €3,158 million and underlying ebitda of €4,787 million in fiscal 2005. We aim to significantly improve on these numbers in 2006, and expect to achieve underlying ebitda of approximately €5.7 billion, including about €0.7 billion from the Schering business. As explained in the previous interim report, this figure is adjusted for non-cash charges arising from the acquisition-related step-up of Schering inventories, thus ensuring comparability with future periods. Further details of the calculation of ebit and ebitda before special items for Schering are given on page 29.
We expect to achieve underlying ebit of approximately €3.5 billion in 2006, with the Schering business contributing about €0.1 billion to this total. Following the entry of the domination and profit and loss transfer agreement with Schering in the commercial register on October 27, 2006, we have embarked on the integration of Schering. We expect to incur net special charges of €0.6 billion in the fourth quarter, including €0.4 billion related to Schering. The €0.6 billion figure includes €0.3 billion in non-cash charges comprising writedowns and effects of the purchase price allocation.
With the integration of Schering proceeding on schedule, we are now planning an underlying ebitda margin in HealthCare of approximately 22 percent for the full year 2006. This guidance already reflects expected increases in marketing and r & d costs in the fourth quarter.
Bayer CropScience continues to anticipate a negative market environment in the fourth quarter, particularly in Brazil. We therefore uphold our forecast of a drop in sales and a year-on-year decline in the underlying ebitda margin for 2006 as a whole.
We maintain a positive view of the market environment for our MaterialScience business. For the full year 2006, we continue to aim for underlying ebit and ebitda on a par with the previous year. Some

Interim Report as of September 30, 2006
risks are inherent in the effects of raw material cost increases and the production shortfalls that have occurred.
We are targeting an ebitda margin (before special items) for the Bayer Group of about 19 percent.
Changes in Corporate Structure
Since June 23, 2006 we have held a majority of the shares of Schering AG and therefore included Schering in our consolidated financial statements. As of September 30, 2006, our interest in Schering’s voting capital amounted to 96.1 percent. This exceeds the proportion required to effect a squeeze-out of the minority stockholders in return for cash compensation pursuant to Sections 327a through 327f of the German Stock Corporation Act.
In the second quarter we concluded an agreement with Siemens AG concerning the sale of the Diagnostics Division. Since the second quarter, the Diagnostics business has been reported as a discontinued operation. The antitrust authorities in Europe and the United States have since approved this transaction.
To ensure comparability between reporting periods, the following table provides a reconciliation of Bayer’s sales and earnings data in the previous corporate structure to those in the new structure.
Bayer Key Data for the Previous and Current Corporate Structures

									Continuing
	Bayer excl.			Schering		Diagnostics			Operations incl.
	Schering, incl.								Schering, excl.
€ million	Diagnostics								Diagnostics
Third Quarter	2005	2006		2005	2006	2005	2006		2005	2006

Sales	6,531	6,737		0	1,410	354	364		6,177	7,783
EBITDA*	1,370	1,159		0	91	113	80		1,257	1,170
EBITDA before special items	1,164	1,182		0	392	77	69		1,087	1,505
EBITDA margin before special items	17.8%	17.5%		—	27.8%	21.8%	19.0%		17.6%	19.3%
EBIT*	870	730	**	0	9	74	80	**	796	659
EBIT before special items	691	787	**	0	80	38	69	**	653	798

First Nine Months	2005	2006		2005	2006	2005	2006		2005	2006

Sales	20,288	21,536		0	1,554	1,039	1,119		19,249	21,971
EBITDA*	3,986	4,045		0	111	246	196		3,740	3,960
EBITDA before special items	4,024	4,245		0	422	210	210		3,814	4,457
EBITDA margin before special items	19.8%	19.7%		—	27.2%	20.2%	18.8%		19.8%	20.3%
EBIT*	2,620	2,731	**	0	3	131	120	**	2,489	2,614
EBIT before special items	2,685	2,981	**	0	84	95	134	**	2,590	2,931

*	for definition see Bayer Group Key Data on page 2

**	For a year-on-year comparison of EBIT data, it should be borne in mind that the 2005 figures also reflect €41 million in depreciation and amortization for the Diagnostics Division. According to IFRS, depreciation and amortization must cease from the date on which operations are classified as discontinued.

Interim Report as of September 30, 2006
Performance by Subgroup and Segment
Our business activities are grouped together in the HealthCare, CropScience and MaterialScience subgroups.
The Diagnostics Division is reported in the financial statements of the Bayer Group as a discontinued operation. The commentaries in this report relate exclusively to continuing operations, except where specific reference is made to discontinued operations. The 2005 data are restated accordingly.

	First Nine	Proportion of	First Nine	Proportion of
Sales by Subgroup and Segment	Months	Group Sales	Months	Group Sales
€ million	2005	%	2006	%

Healthcare	5,839	30	7,942	36
Pharmaceuticals	2,969	15	4,780	22
Consumer Health	2,870	15	3,162	14
CropScience	4,519	23	4,398	20
Crop Protection	3,714	19	3,554	16
Environmental Science, BioScience	805	4	844	4
MaterialScience	7,917	42	8,614	39
Materials	2,998	16	3,161	14
Systems	4,919	26	5,453	25
Reconciliation	974	5	1,017	5
Bayer Group (continuing operations)	19,249	100	21,971	100

2005 figures restated

Interim Report as of September 30, 2006
Bayer HealthCare
Sales of the Bayer HealthCare subgroup rose by 72.5 percent, or € 1,463 million, in the third quarter of 2006, to €3,482 million. Schering contributed €1,410 million to this figure. Currency- and portfolio-adjusted sales increased by 7.5 percent, due largely to the positive business trend in the Consumer Health segment. In the Pharmaceuticals segment, the effects of terminating the plasma marketing agreement with Talecris and of lower Trasylol® sales were offset by growth in other businesses, particularly Oncology.
ebitda before special items of the Bayer HealthCare subgroup advanced by 113.6 percent, or €469 million, to €882 million. Before the €392 million contribution from Schering, the increase was 18.6 percent. ebit before special items moved ahead by 57.1 percent to €498 million, of which Schering accounted for € 80 million. The special charges of €106 million in the third quarter of 2006 resulted mainly from the integration of Schering (€67 million) and a write-down relating to our cancer drug Viadur® (€25 million). ebit after special items rose by 11.0 percent to €392 million.
Pharmaceuticals
Sales of our Pharmaceuticals segment climbed by 137.5 percent in the third quarter to €2,444 million, mainly because of the inclusion of the Schering business. Currency- and portfolio-adjusted sales grew by 7.4 percent.
The Primary Care business unit saw sales expand by 3.7 percent to €709 million. Strong growth in our top products Avelox® and Levitra®, particularly in the United States, more than offset the drop in sales of Cipro® and Adalat®.
Sales in the Hematology/Cardiology business unit shrank as expected, declining by 19.1 percent to €271 million. This was due mainly to the termination of the plasma marketing agreement with Talecris and to lower sales of Trasylol®, while Kogenate® posted sales gains of 6.4 percent. We are currently working closely with drug regulators to resolve the issues relating to the safe and effective use of Trasylol®.
Bayer HealthCare

€ million	3rd Quarter	3rd Quarter	Change	First Nine Months	First Nine Months	Change
	2005	2006	%	2005	2006	%

Net sales	2,019	3,482	+ 72.5	5,839	7,942	+ 36.0
EBITDA*	476	565	+ 18.7	1,011	1,478	+ 46.2
Special items	63	(317)		(137)	(339)
EBITDA before special items**	413	882	+ 113.6	1,148	1,817	+ 58.3
EBITDA margin before special items	20.5%	25.3%		19.7%	22.9%
EBIT*	353	392	+ 11.0	737	1,126	+ 52.8
Special items	36	(106)		(164)	(128)
EBIT before special items**	317	498	+ 57.1	901	1,254	+ 39.2
Gross cash flow*	313	606	+ 93.6	691	1,234	+ 78.6
Net cash flow*	474	570	+ 20.3	682	980	+ 43.7

2005 figures restated

*	for definition see Bayer Group Key Data on page 2

**	for definition see also page 29

Interim Report as of September 30, 2006

Pharmaceuticals	3rd Quarter	3rd Quarter	Change	First Nine	First Nine	Change
€ million	2005	2006	%	Months 2005	Months 2006%

Net sales	1,029	2,444	+ 137.5	2,969	4,780	+ 61.0
Primary Care	684	709	+ 3.7	2,084	2,247	+ 7.8
Hematology/Cardiology	335	271	– 19.1	864	850	– 1.6
Oncology	10	54	•	21	129	•
Schering	—	1,410	•	—	1,554	•

EBITDA*	256	337	+ 31.6	528	801	+ 51.7
Special items	42	(303)		(76)	(322)
EBITDA before special items**	214	640	+ 199.1	604	1,123	+ 85.9

EBITDA margin before special items	20.8%	26.2%		20.3%	23.5%

EBIT*	188	199	+ 5.9	383	560	+ 46.2
Special items	30	(92)		(88)	(111)
EBIT before special items**	158	291	+ 84.2	471	671	+ 42.5

Gross cash flow*	155	456	+ 194.2	335	775	+ 131.3
Net cash flow*	253	444	+ 75.5	304	717	+ 135.9

   2005 figures restated
* for definition see Bayer Group Key Data on page 2
** for definition see also page 29

Best-Selling Pharmaceutical Products
€ million

Betaferon®/Betaseron®*	—	246	•	—	271	•
Yasmin®*	—	206	•	—	223	•
Kogenate®	187	199	+ 6.4	486	582	+ 19.8
Adalat®	165	155	– 6.1	485	483	– 0.4
Ciprobay®/Cipro®	135	117	– 13.3	407	376	– 7.6
Avalox®/Avelox®	64	79	+ 23.4	245	297	+ 21.2
Magnevist®*	—	79	•	—	88	•
Levitra®	67	77	+ 14.9	190	228	+ 20.0
Glucobay®	76	75	– 1.3	222	228	+ 2.7
Mirena®*	—	74	•	—	82	•
Total	694	1,307	+ 88.3	2,035	2,858	+ 40.4
Proportion of Pharmaceuticals sales	67%	53%		69%	60%

   Products are ranked by third-quarter sales.
* acquired Schering product (sales included for the period June 23 — September 30, 2006)

Best-Selling Schering Products
(pro forma)
€ million

Betaferon®/Betaseron®	223	246	+ 10.3	627	727	+ 15.9
Yasmin®	165	206	+ 24.8	421	566	+ 34.4
Magnevist®	80	79	– 1.3	241	240	– 0.4
Mirena®	59	74	+ 25.4	170	217	+ 27.6

Interim Report as of September 30, 2006
Following the introduction of our new cancer drug Nexavar® in additional markets, third-quarter sales of the Oncology business unit rose by €44 million to €54 million, of which Nexavar® accounted for €37 million.
Sales of the acquired Schering business in the third quarter came to €1,410 million. The percentage changes in sales of the acquired products given in the table on page 10 and in the commentary below are pro-forma data based on the figures reported by Schering for the prior-year period.
Sales in the Gynecology/Andrology business unit rose by 13.0 percent in the third quarter, to €583 million. The strongest growth driver was Yasmin®, the world’s most successful oral contraceptive, sales of which (including yaz® and Yasminelle®) climbed by 24.8 percent. The fda has expanded the registration for yaz®, making it the first and only birth control pill that is also approved to treat the emotional and physical symptoms of premenstrual dysphoria.
In the Diagnostic Imaging unit, business shrank by 11.4 percent in the third quarter to €310 million. This was chiefly attributable to the voluntary recall in July 2006 of the Ultravist® 370 mgl/ml formulation due to the potential that particulate matter in conjunction with crystallization may be present in the product. We are taking all the necessary steps to get this formulation back onto the market as soon as possible.
Sales of Specialized Therapeutics advanced by 3.7 percent to €311 million. The key growth driver here was the multiple sclerosis (ms)treatment Betaferon®, which posted a 10.3 percent sales gain. The fda has expanded marketing authorization for Betaseron® (Interferon beta-1b, trade name of Betaferon® in the United States), which means the product can now also be used to treat patients who have experienced a first clinical episode and have diagnostic features consistent with ms.
In the Oncology business of Schering, third-quarter sales dipped by 1.8 percent to €110 million. Sales of Bonefos® for the treatment of tumor-induced hypercalcemia and osteolysis advanced by 16.6 percent, while sales of Campath® to treat chronic lymphocytic leukemia slipped by 2.3 percent.
ebitda before special items of the Pharmaceuticals segment improved in the third quarter by €426 million, or 199.1 percent, to €640 million, due primarily to the portfolio enlargement. Before the €392 million contribution from Schering, underlying ebitda rose by is 15.9 percent, mainly as a result of lower costs. ebit before special items climbed by 84.2 percent to €291 million, of which Schering accounted for €80 million. ebit after special items increased by 5.9 percent to €199 million.
Consumer Health
Third-quarter sales of the Consumer Health segment moved ahead by 4.8 percent, or €48 million, to €1,038 million. Adjusted for currency effects, the increase amounted to 7.7 percent. The Consumer Care and Animal Health divisions contributed to the growth in business, while sales of the Diabetes Care Division were at the previous year’s level.
Consumer Care expanded sales by 6.6 percent to €629 million, recording good growth in its top products in the principal regions. Notably, sales of our Aleve® analgesic advanced by 21.6 percent from the same period of last year.
Animal Health posted third-quarter sales growth of €11 million, or 5.2 percent, to €223 million, with particularly strong gains by Profender®, the de-wormer launched in Europe at the end of 2005, and the Advantage® product line in North America.

Interim Report as of September 30, 2006

Consumer Health	3rd Quarter	3rd Quarter	Change	First Nine	First Nine	Change
€ million	2005	2006	%	Months 2005	Months 2006%

Net sales	990	1,038	+ 4.8	2,870	3,162	+ 10.2
Consumer Care	590	629	+ 6.6	1,705	1,875	+ 10.0
Diabetes Care	188	186	– 1.1	525	592	+ 12.8
Animal Health	212	223	+ 5.2	640	695	+ 8.6

EBITDA*	220	228	+ 3.6	483	677	+ 40.2
Special items	21	(14)		(61)	(17)
EBITDA before special items	199	242	+ 21.6	544	694	+ 27.6

EBITDA margin before special items	20.1%	23.3%		19.0%	21.9%

EBIT*	165	193	+ 17.0	354	566	+ 59.9
Special items	6	(14)		(76)	(17)
EBIT before special items	159	207	+ 30.2	430	583	+ 35.6

Gross cash flow*	158	150	– 5.1	356	459	+ 28.9
Net cash flow*	221	126	– 43.0	378	263	– 30.4

   2005 figures restated
* for definition see Bayer Key data on page 2

Best-Selling Consumer Health Products
€ million

Ascensia® product line (Diabetes Care)	177	178	+ 0.6	508	576	+ 13.4
Aspirin® (Consumer Care)	113	116	+ 2.7	324	347	+ 7.1
Advantage®/Advantix® (Animal Health)	64	70	+ 9.4	195	220	+ 12.8
Aleve®/naproxen (Consumer Care)	51	62	+ 21.6	124	171	+ 37.9
Canesten® (Consumer Care)	40	41	+ 2.5	110	122	+ 10.9
Baytril® (Animal Health)	40	41	+ 2.5	113	116	+ 2.7
Bepanthen®/Bepanthol® (Consumer Care)	26	32	+ 23.1	86	101	+ 17.4
Supradyn® (Consumer Care)	28	33	+ 17.9	92	99	+ 7.6
One-A-Day® (Consumer Care)	33	29	– 12.1	87	89	+ 2.3
Alka-Seltzer® (Consumer Care)	25	25	0.0	69	75	+ 8.7
Total	597	627	+ 5.0	1,708	1,916	+ 12.2
Proportion of Consumer Health sales	60%	60%		60%	61%

Buoyed by the positive sales trend, EBITDA before special items of the Consumer Health segment advanced by 21.6 percent €242 million, thanks to strong sales of our high-margin products and a decrease in production costs. EBIT before special items climbed by 30.2 percent €207 million. EBIT after special items rose by 17.0 percent year on year, €193 million.

Interim Report as of September 30, 2006
Bayer CropScience
Sales of our Bayer CropScience subgroup declined in the third quarter, coming in 10.4 percent below the prior-year Period at €1,049 million. Adjusted for currency and portfolio effects, the decrease amounted to 5.9 percent.
EBITDA before special items, at €143 million, was down by € 31 million, or 17.8 percent, from the third quarter of 2005. Cost savings partially compensated for the squeeze on margins caused by a combination of lower volumes and price erosion, particularly in North and Latin America. EBIT before special items was down by €14 million, from €17 million in the prior-year period to € 3 million in the third quarter of 2006. Third-quarter earnings were held back by special charges in connection with the restructuring project “NEW.” However, these charges were partially offset by a one-time gain on the divestment of a product line. EBIT in the third quarter of 2006 came in at minus €12 million, down from plus € 70 million in the same period of last year.
Crop Protection
Sales of Crop Protection dropped by 10.9 percent in the third quarter, to € 872 million. Currency- and portfolio-adjusted sales fell by 6.6 percent.
In addition to unfavorable currency parities, price and volume effects depressed sales in a continuing difficult market environment. The crop protection market suffered particularly in the third quarter from adverse weather conditions in North America, Australia and southern Europe. In Brazil, the weakness of the farming economy was exacerbated by an unfavorable exchange rate for the U.S. dollar, leading to a significant decline in acreages.

Bayer CropScience	3rd Quarter	3rd Quarter	Change	First Nine	First Nine	Change
€ million	2005	2006	%	Months 2005	Months 2006%

Net sales	1,171	1,049	– 10.4	4,519	4,398	– 2.7

EBITDA*	227	140	– 38.3	1,090	1,059	– 2.8
Special items	53	(3)		19	(3)
EBITDA before special items	174	143	– 17.8	1,071	1,062	– 0.8

EBITDA margin before special items	14.9%	13.6%		23.7%	24.1%

EBIT*	70	(12)	•	646	626	– 3.1
Special items	53	(15)		19	(15)
EBIT before special items	17	3	– 82.4	627	641	+ 2.2

Gross cash flow*	155	101	– 34.8	773	777	+ 0.5
Net cash flow*	301	306	+ 1.7	535	490	– 8.4

* for definition see Bayer Group Key Data on Page 2

Interim Report as of September 30, 2006

Best-Selling Bayer CropScience
Products*	3rd Quarter	3rd Quarter	Change	First Nine	First Nine	Change
€ million	2005	2006	%	Months 2005	Months 2006%

Confidor®/Gaucho®/Admire®/Merit® (Insecticides/Seed Treatment/ Environmental Science)	140	136	-2.9	465	448	-3.7
Folicur®/Raxil® (Fungicides/Seed Treatment)	82	50	-39.0	265	216	-18.5
Basta®/Liberty® (Herbicides)	32	30	-6.3	170	183	+ 7.6
Puma® (Herbicides)	25	21	-16.0	165	164	-0.6
Decis®/K-Othrine® (Insecticides/ Environmental Science)	39	40	+ 2.6	124	140	+ 12.9
Proline® (Fungicides)	3	3	0.0	89	116	+ 30.3
Flint®/Stratego®/Sphere® (Fungicides)	42	25	-40.5	129	113	-12.4
Betanal® (Herbicides)	10	7	-30.0	114	109	-4.4
Atlantis® (Herbicides)	19	26	+ 36.8	78	96	+ 23.1
Fenikan® (Herbicides)	53	51	-3.8	94	82	-12.8
Total	445	389	-12.6	1,693	1,667	-1.5
Proportion of Bayer CropScience sales	38%	37%		37%	38%

* Figures are based on active ingredient class. For the sake of clarity, only the principal brands and business units are listed.

Crop Protection € million

Net sales	979	872	-10.9	3,714	3,554	-4.3
Insecticides	289	267	-7.6	997	932	-6.5
Fungicides	222	152	-31.5	938	882	-6.0
Herbicides	335	310	-7.5	1,414	1,379	-2.5
Seed Treatment	133	143	+ 7.5	365	361	-1.1

EBITDA*	175	130	-25.7	853	813	-4.7
Special items	44	(3)		14	(3)
EBITDA before special items	131	133	+ 1.5	839	816	-2.7

EBITDA margin before special items	13.4%	15.3%		22.6%	23.0%

EBIT*	53	(7)	•	485	437	-9.9
Special items	44	(15)		14	(15)
EBIT before special items	9	8	-11.1	471	452	-4.0

Gross cash flow*	114	86	-24.6	603	598	-0.8
Net cash flow*	118	206	+ 74.6	288	351	+ 21.9

* for definition see Bayer Group Key Data on page 2
Our market environment as a whole is characterized by increasing pressure on prices from generic products and the trend toward genetically modified crops. However, these effects were mitigated by the successful performance of innovative products introduced over the past few years.
Sales of the Insecticides business unit shrank in the third quarter by €22 million, or 7.6 percent, to €267 million. This was chiefly attributable to adverse shifts in exchange rates, the absence of sales of some older active ingredients that have since been divested to streamline the portfolio, and the

Interim Report as of September 30, 2006

Environmental Science, BioScience	3rd Quarter	3rd Quarter	Change	First Nine	First Nine	Change
€ million	2005	2006	%	Months 2005	Months 2006%

Net sales	192	177	– 7.8	805	844	+ 4.8
Environmental Science	145	137	– 5.5	535	555	+ 3.7
BioScience	47	40	– 14.9	270	289	+ 7.0

EBITDA*	52	10	– 80.8	237	246	+ 3.8
Special items	9	0		5	0
EBITDA before special items	43	10	– 76.7	232	246	+ 6.0

EBITDA margin before special items	22.4%	5.6%		28.8%	29.1%

EBIT*	17	(5)	•	161	189	+ 17.4
Special items	9	0		5	0
EBIT before special items	8	(5)	•	156	189	+ 21.2

Gross cash flow*	41	15	– 63.4	170	179	+ 5.3
Net cash flow*	183	100	– 45.4	247	139	– 43.7

*	for definition see Bayer Group Key Data on Page 2
drought in the United States. By contrast, global sales of the innovative insecticides Oberon® and Envidor® expanded. Insecticide sales in China also increased. Our Fungicides business unit saw a substantial sales decline, with revenues down by 31.5 percent to €152 million (Q3 2005: €222 million). This was mainly the result of unfavorable weather conditions in North America, parts of Europe and Australia, and the difficult market environment in Brazil, particularly for soybeans. Despite a good start to the fall cereal season in Europe, sales of our herbicides were down by 7.5 percent year on year to €310 million. On the other hand, sales of the Seed Treatment business unit rose by 7.5 percent to €143 million, due especially to the gratifying performance by Poncho® and our new cereal seed treatment brands Bariton®, Scenic® and EfA®.
Underlying EBITDA of the Crop Protection segment remained virtually steady year on year, edging up 1.5 percent in the third quarter to €133 million. Declining margins caused by the drop in sales were offset by savings achieved through our coststructure and efficiency-enhancement programs.
Third-quarter EBIT before special items came in at €8 million. EBIT after special items was minus €7 million (Q3 2005: plus €53 million).
Environmental Science, BioScience
Third-quarter sales of the Environmental Science, BioScience segment fell by 7.8 percent to €177 million. When adjusted for currency effects, sales dipped by 2.0 percent from the prior-year quarter.
EBITDA before special items of the Environmental Science, BioScience segment fell by €33 million to €10 million. Contributing to the decline were lower sales, the absence of the one-time gains from minor divestitures recorded in the third quarter of 2005, and higher marketing expenses in the U.S. consumer brands business of Environmental Science. Underlying EBIT for the third quarter was down from €8 million to minus €5 million.
We do not regard the low third-quarter earnings as indicative of the way this business will develop going forward.

Interim Report as of September 30, 2006
Bayer MaterialScience
The positive business trend in the Bayer MaterialScience subgroup continued in the third quarter of 2006, with sales advancing by 10.6 percent to €2,920 million. Adjusted for currency and portfolio effects, sales rose by 12.4 percent. Business growth was driven mainly by volume increases, particularly in the Polyurethanes; Coatings, Adhesives, Sealants; and Polycarbonates business units.
EBITDA before special items came in at €427 million, down from the high level of €502 million achieved in the same period of 2005. The decline was mainly due to the substantial rise in petrochemical feedstock costs, which was only partly offset by volume and selling-price increases. Underlying EBIT fell by €73 million, or 19.9 percent, to €293 million. Earnings were diminished by special charges of €32 million, whereas the prior-year quarter saw a net special gain of €40 million. EBIT after special items in the third quarter of 2006 fell by €145 million, or 35.7 percent, to €261 million.
Materials
Sales of the Materials segment advanced by 3.6 percent in the third quarter to €1,067 million, buoyed by growth in the Polycarbonates and H.C. Starck business units. After adjusting for currency translations, the increase came to 5.8 percent.
EBITDA before special items declined by €97 million, or 44.1 percent, to €123 million. This was attributable to selling price erosion coupled with higher raw material costs. EBIT before special items was down 59.4 percent to €67 million. EBIT after special items dropped by €125 million to €67 million.
Systems
Third-quarter sales of our Systems segment climbed by 15.2 percent year on year, to €1,853 million. After adjusting for currency and portfolio changes, the increase was 16.7 percent. This pleasing sales performance was largely attributable to price and volume increases in our Polyurethanes business unit and the Coatings, Adhesives, Sealants unit.
The damage caused to our TDI plant in Baytown, Texas, by an explosion on September 26, 2006, did not significantly affect third-quarter earnings. Rapid progress is being made toward recommissioning this facility, and we currently expect production to resume in January 2007.
EBITDA before special items of the Systems segment moved ahead in the third quarter by €22 million, or 7.8 percent, to €304 million. We more than offset the rise in raw material costs through price and volume increases. EBIT before special items advanced by €25 million, or 12.4 percent, to €226 million. Special charges were taken primarily in connection with pending antitrust proceedings and the closure of our MDI facility in New Martinsville, West Virginia, United States. EBIT after special items was down by €20 million, or 9.3 percent, to €194 million.

Interim Report as of September 30, 2006

Bayer MaterialScience	3rd Quarter	3rd Quarter	Change	First Nine	First Nine	Change
€ million	2005	2006	%	Months 2005	Months 2006%

Net sales	2,639	2,920	+ 10.6	7,917	8,614	+ 8.8

EBITDA*	542	398	– 26.6	1,539	1,342	– 12.8
Special items	40	(29)		30	(159)
EBITDA before special items	502	427	– 14.9	1,509	1,501	– 0.5

EBITDA margin before special items	19.0%	14.6%		19.1%	17.4%

EBIT*	406	261	– 35.7	1,139	919	– 19.3
Special items	40	(32)		30	(178)
EBIT before special items	366	293	– 19.9	1,109	1,097	– 1.1

Gross cash flow*	408	274	– 32.8	1,097	991	– 9.7
Net cash flow*	494	262	– 47.0	763	825	+ 8.1

Materials

Net sales	1,030	1,067	+ 3.6	2,998	3,161	+ 5.4
Polycarbonates	668	695	+ 4.0	1,935	2,021	+ 4.4
Thermoplastic Polyurethanes	49	48	– 2.0	144	155	+ 7.6
Wolff Walsrode	86	85	– 1.2	246	252	+ 2.4
H.C. Starck	227	239	+ 5.3	673	733	+ 8.9

EBITDA*	247	123	– 50.2	674	517	– 23.3
Special items	27	0		27	0
EBITDA before special items	220	123	– 44.1	647	517	– 20.1

EBITDA margin before special items	21.4%	11.5%		21.6%	16.4%

EBIT*	192	67	– 65.1	513	329	– 35.9
Special items	27	0		27	(16)
EBIT before special items	165	67	– 59.4	486	345	– 29.0

Gross cash flow*	194	97	– 50.0	486	401	– 17.5
Net cash flow*	149	51	– 65.8	293	213	– 27.3

Systems

Net sales	1,609	1,853	+ 15.2	4,919	5,453	+ 10.9
Polyurethanes	1,153	1,328	+ 15.2	3,564	3,898	+ 9.4
Coatings, Adhesives, Sealants	332	385	+ 16.0	994	1,134	+ 14.1
Inorganic Basic Chemicals	96	101	+ 5.2	285	307	+ 7.7
Others	28	39	+ 39.3	76	114	+ 50.0

EBITDA*	295	275	– 6.8	865	825	– 4.6
Special items	13	(29)		3	(159)
EBITDA before special items	282	304	+ 7.8	862	984	+ 14.2

EBITDA margin before special items	17.5%	16.4%		17.5%	18.0%

EBIT*	214	194	– 9.3	626	590	– 5.8
Special items	13	(32)		3	(162)
EBIT before special items	201	226	+ 12.4	623	752	+ 20.7

Gross cash flow*	214	177	– 17.3	611	590	– 3.4
Net cash flow*	345	211	– 38.8	470	612	+ 30.2

*	for definition see Bayer Group Key Data on Page 2

Interim Report as of September 30, 2006
Performance by Region
The sales gains in the regions in the third quarter of 2006 were primarily attributable to the inclusion of Schering. Sales of the Bayer Group worldwide including the Schering business rose by 26.0 percent, or €1,606 or million, €7,783 million. On a currency-adjusted basis, sales advanced by 28.6 percent. The largest increases were in Europe, where business expanded by 29.5 percent, or €764 million, of which the acquired Schering business accounted for €584 million. Without Schering, the increase in Europe would have been 6.9 percent. Sales in Germany climbed by 22.1 percent to €1,254 million, or by 7.6 percent if the Schering business is disregarded. In the North America region, we improved third-quarter sales by 25.3 percent to €2,039 million. Here, business excluding Schering declined by 2.4 percent, Pharmaceuticals sales being held back by the discussion surrounding Trasylol®. Currency-adjusted sales of our Crop Protection business dropped by 21.2 percent as a result of the ongoing drought and the increasing cultivation of genetically modified corps. In the Asia/Pacific and Latin America/Africa/Middle East regions, sales rose by 20.2 and 24.2 percent, respectively, or by 3.7 and 1.7 percent without Schering. Sales of the Bayer CropScience subgroup receded, mainly due to the difficult market conditions in Brazil. In both regions, the MaterialScience subgroup posted significant growth due to strong sales of Polyurethanes.

Sales by Region and Segment	Europe				North America
(by Market)	2005	2006	% yoy	adj. % yoy	2005	2006	% yoy	adj. % yoy
€ million

Third Quarter
Pharmaceuticals	380	1,009	+ 165.5	+ 165.7	303	723	+ 138.6	+ 139.1
Consumer Health	379	401	+ 5.8	+ 6.4	361	368	+ 1.9	+ 5.3
Crop Protection	323	331	+ 2.5	+ 2.8	182	125	– 31.3	– 21.2
Environmental Science, BioScience	46	44	– 4.3	– 2.7	94	83	– 11.7	– 4.4
Materials	421	425	+ 1.0	+ 0.6	224	226	+ 0.9	+ 5.5
Systems	724	836	+ 15.5	+ 15.5	461	515	+ 11.7	+ 16.1
Continuing operations (incl. reconciliation)	2,591	3,355	+ 29.5	+ 29.7	1,627	2,039	+ 25.3	+ 29.6

Sales by Region and Segment	Asia/Pacific				Latin America/Africa/Middle East
(by Market)	2005	2006	% yoy	adj. % yoy	2005	2006	% yoy	adj. % yoy
€ million

Third Quarter
Pharmaceuticals	234	401	+ 71.4	+ 78.4	112	311	+ 177.7	+ 180.1
Consumer Health	75	87	+ 16.0	+ 17.2	175	182	+ 4.0	+ 11.5
Crop Protection	202	186	– 7.9	– 3.0	272	230	– 15.4	– 15.2
Environmental Science, BioScience	25	25	0.0	+ 7.8	27	25	– 7.4	– 1.5
Materials	302	328	+ 8.6	+ 12.6	83	88	+ 6.0	+ 8.7
Systems	245	282	+ 15.1	+ 18.5	179	220	+ 22.9	+ 25.6
Continuing operations (incl. reconciliation)	1,098	1,320	+ 20.2	+ 24.9	861	1,069	+ 24.2	+ 26.9

Sales by Region and Segment	Continuing Operations
(by Market)	2005	2006	% yoy	adj. % yoy
€ million

Third Quarter
Pharmaceuticals	1,029	2,444	+ 137.5	+ 140.6
Consumer Health	990	1,038	+ 4.8	+ 7.7
Crop Protection	979	872	– 10.9	– 7.8
Environmental Science, BioScience	192	177	– 7.8	– 2.0
Materials	1,030	1,067	+ 3.6	+ 5.8
Systems	1,609	1,853	+ 15.2	+ 17.3
Continuing operations (incl. reconciliation)	6,177	7,783	+ 26.0	+ 28.6

Interim Report as of September 30, 2006

Sales by Region and Segment	Europe				North America
(by Market)	2005	2006	% yoy	adj. % yoy	2005	2006	% yoy	adj. % yoy
€ million

First Nine Months
Pharmaceuticals	1,189	1,937	+ 62.9	+ 62.8	802	1,392	+ 73.6	+ 69.0
Consumer Health	1,176	1,258	+ 7.0	+ 7.3	957	1,083	+ 13.2	+ 10.7
Crop Protection	1,524	1,519	– 0.3	– 0.7	891	842	– 5.5	– 8.7
Environmental Science, BioScience	291	292	+ 0.3	+ 0.3	353	365	+ 3.4	+ 1.0
Materials	1,260	1,294	+ 2.7	+ 2.6	657	699	+ 6.4	+ 4.6
Systems	2,296	2,461	+ 7.2	+ 7.2	1,389	1,581	+ 13.8	+ 11.6
Continuing operations (incl. reconciliation)	8,621	9,697	+ 12.5	+ 12.4	5,060	5,969	+ 18.0	+ 15.1

Sales by Region and Segment	Asia/Pacific				Latin America/Africa/Middle East
(by Market)	2005	2006	% yoy	adj. % yoy	2005	2006	% yoy	adj. % yoy
€ million

First Nine Months
Pharmaceuticals	665	880	+ 32.3	+ 34.7	313	571	+ 82.4	+ 79.6
Consumer Health	216	251	+ 16.2	+ 14.4	521	570	+ 9.4	+ 8.0
Crop Protection	600	578	– 3.7	– 3.5	699	615	– 12.0	– 16.1
Environmental Science, BioScience	91	106	+ 16.5	+ 18.1	70	81	+ 15.7	+ 13.4
Materials	846	905	+ 7.0	+ 6.6	235	263	+ 11.9	+ 10.9
Systems	717	772	+ 7.7	+ 7.1	517	639	+ 23.6	+ 19.8
Continuing operations (incl. reconciliation)	3,175	3,528	+ 11.1	+ 11.4	2,393	2,777	+ 16.0	+ 13.2

Sales by Region and Segment	Continuing Operations
(by Market)	2005	2006	% yoy	adj. % yoy
€ million

First Nine Months
Pharmaceuticals	2,969	4,780	+ 61.0	+ 60.4
Consumer Health	2,870	3,162	+ 10.2	+ 9.1
Crop Protection	3,714	3,554	– 4.3	– 6.0
Environmental Science, BioScience	805	844	+ 4.8	+ 3.7
Materials	2,998	3,161	+ 5.4	+ 4.8
Systems	4,919	5,453	+ 10.9	+ 9.7
Continuing operations (incl. reconciliation)	19,249	21,971	+ 14.1	+ 13.1

2005 figures restated; adj. = currency- adjusted
Liquidity and Capital Resources
Operating cash flow
Gross cash flow advanced in the third quarter of 2006 by 35.6 percent to €1,170 million (Q3 2005: €863 million), largely as a result of the positive business trend and the inclusion of Schering. This increase was achieved in spite of higher income tax payments, which arose from the fact that income for the prior-year quarter included a €244 million tax-free gain from changes to our pension systems, whereas the charges to earnings in the third quarter of 2006 related to the purchase price allocation were not tax-deductible.
Net cash flow third from continuing operations rose by 10.7 percent to €1,521 million (Q3 2005: € 1,374 million). This figure contains and outflow of aproximately €100 million for the existing stock option plans of Schering employees. A corresponding inflow from the sale of hedging options was recorded in the second quarter, so the effects on the two quarters’ cash flows were more or less mutually offsetting.

Interim Report as of September 30, 2006

Cash Flow Key Data	3rd Quarter	3rd Quarter	First Nine	First Nine
€ million	2005	2006	Months 2005	Months 2006

Gross cash flow*	863	1.170	2.790	3.260
Changes in working capital	511	351	(707)	(780)
Net cash provided by (used in) operating activities (net cash flow), continuing operations	1.374	1.521	2.083	2.480
Net cash provided by (used in) operating activities (net cash flow), discontinued operations	52	(26)	110	145
Net cash provided by (used in) operating activities (net cash flow), total	1.426	1.495	2.193	2.625
Net cash provided by (used in) investing activities (total)	(392)	(1.313)	(1.092)	(15.341)
Net cash provided by (used in) financing activities (total)	154	235	(1.623)	12.368
Change in cash and cash equivalents due to business activities (total)	1.188	417	(522)	(348)

2005 figures restated

*	for definition see Bayer Group Key Data on page 2
Investing cash flow
There was a net cash outflow of €1,313 million for investing activities (Q3 2005: €392 million). Disbursements for acquisitions amounted to €1,164 million, including €1.1 billion to purchase additional shares of Schering AG. We also acquired the u.s. company Metrika, which manufactures and markets the A1CNow+® device for monitoring the long-term blood glucose value HbA1c, thus expanding the product range of our Diabetes Care Division.
Cash outflows for additions to property, plant and equipment (€282 million) and intangible assets (€43 million) declined by a total of €21 million to €325 million. Depreciation of property, plant and equipment came to €317 million. The outflows included the capital expenditures for our Caojing site near Shanghai, China. In September 2006 we inaugurated at that site a worldscale polycarbonate production facility with an initial capacity of 100,000 tons per year, a plant for the manufacture of the polyurethane raw materials monomeric and polymeric mdi (diphenylmethane diisocyanate) with an annual capacity of 80,000 tons, and a production unit for hexamethylene diisocyanate with a planned initial capacity of 30,000 tons.
We received €56 million from the sale of marketable securities, against disbursements of €34 million in the prior-year quarter.
Financing cash flow
Financing activities resulted in a net cash inflow of €235 million (Q3 2005: €154 million). The proceeds from the placement of 34 million new shares amounted to €1,177 million. Net loan repayments resulted in an outflow of €671 million, while interest payments rose to €265 million (Q3 2005: €190 million) primarily as a result of borrowings made to finance the Schering acquisition.

Interim Report as of September 30, 2006

Net Debt
€ million	Dec. 31, 2005	June 30, 2006	Sept. 30, 2006

Noncurrent financial liabilities as per balance sheets (including derivatives)	7,185	10,373	14,447
of which mandatory convertible bond	—	2,271	2,273
of which hybrid bond	1,268	1,242	1,255
Current financial liabilities as per balance sheets (including derivatives)	1,767	12,053	7,361
– Derivative receivables	188	212	161
Financial liabilities	8,764	22,214	21,647
– Liquid assets as per balance sheets less amount not freely available *	3,270	2,269	2,626
Net debt	5,494	19,945	19,021

*	In view of the restriction on its use, the €310 million liquidity in the escrow accounts was not deducted when calculating net debt. September 30, 2006: €2,626 million = €2,936 million – €310 million.
Liquid assets and net debt
Including marketable securities and other instruments, the Bayer Group had liquid assets of €2,936 million as of September 30, 2006. Of this amount, €310 million was held in escrow accounts to be used exclusively for payments relating to civil law settlements in antitrust proceedings.
Net debt, which increased in the second quarter due to the Schering acquisition, was already down by €0.9 billion to €19.0 billion at the end of the third quarter. The net debt should be viewed in light of the fact that the noncurrent financial liabilities include in their entirety both the 100-year hybrid bond issued in 2005 and the mandatory convertible bond. In computing debt indicators, rating agencies assign hybrid bonds partly, and mandatory convertible bonds wholly, to stockholders’ equity. These bonds thus support the Group’s rating-specific debt indicators.
In July 2006, Standard & Poor’s altered Bayer AG’s long-term issuer rating from A with stable outlook to BBB+ with positive outlook, citing the debt increase associated with the Schering acquisition. Also in July 2006, Moody’s confirmed its current A3 rating for Bayer AG, changing the outlook from stable to negative.

Interim Report as of September 30, 2006
Asset and Capital Structure
Except where explicitly stated otherwise, the following commentary compares the Bayer Group’s balance sheets as of September 30, 2006 and December 31, 2005. Explanations concerning the consolidation of Schering are provided on page 4lf. in the notes to the financial statements. The data relating to the Schering purchase price allocation are preliminary.
As of the second quarter of 2006, the Diagnostics business is recognized under “Assets held for sale and discontinued operations” and the corresponding liability item. In September 2006 we announced the sale of our interest in GE Bayer Silicones to General Electric, the majority partner in that joint venture. As of the third quarter, therefore, this interest is also recognized under “Assets held for sale and discontinued operations.”
Total assets increased by €20.1 billion to €56.8 billion, mainly as a result of the Schering acquisition. The growth in noncurrent assets to €36.2 billion was primarily the result of recognizing the intangible assets of Schering — primarily production-related rights and know-how — at their fair value of €10.7 billion. In addition, goodwill of €6.2 billion was capitalized. The higher goodwill compared to June 30, 2006 results mainly from the increase in our interest in Schering by 6.4 percentage points to 96.1 percent as of September 30, 2006.
Current assets of continuing operations rose by €2.3 billion to €18.9 billion, largely because of the trade accounts receivable, inventories and liquid assets acquired from Schering.

				Change vs.
	Dec. 31,	June 30,	Sept. 30,	Dec. 31, 2005
€ million	2005	2006	2006	%

Noncurrent assets	20,130	36,406	36,167	+ 79.7
Current assets	16,592	18,388	18,937	+ 14.1
Assets held for sale and discontinued operations	—	1,396	1,654	•
Total current assets	16,592	19,784	20,591	+ 24.1
Assets	36,722	56,190	56,758	+ 54.6

Stockholders’ equity	11,157	12,827	13,164	+ 18.0
Noncurrent liabilities	16,495	23,138	27,550	+ 67.0
Current liabilities	9,070	19,789	15,675	+ 72.8
Liabilities directly related to assets held for sale and discontinued operations	—	436	369	•
Total current liabilities	9,070	20,225	16,044	+ 76.9
Liabilities	25,565	43,363	43,594	+ 70.5
Stockholders’ equity and liabilities	36,722	56,190	56,758	+ 54.6

Interim Report as of September 30, 2006
Stockholders’ equity expanded by €2.0 billion to €13.2 billion. While Group net income amounted to €1.4 billion and other comprehensive income increased by €0.2 billion, stockholders’ equity was diminished by the dividend payment (€0.7 billion) and negative currency effects (€0.4 billion). In addition, minority interest in equity rose by €0.4 billion because of the remaining minority stockholders of Schering AG. The proceeds of the capital increase effected in the third quarter of 2006 amounted to €1.2 billion. The capital stock of Bayer AG thus grew to €2.0 billion. Equity coverage of total assets as of September 30, 2006 was 23.2 percent (December 31, 2005: 30.4 percent). We expect the equity ratio to be at about the 2005 level once the planned portfolio measures have been implemented.
Liabilities grew by €18.0 billion to €43.6 billion. Current and noncurrent financial liabilities rose by €12.9 billion, mainly due to the financing of the Schering acquisition. Despite the inclusion of Schering’s pension commitments, provisions for pensions were down by €131 million in light of actuarial changes not recognized in income.
Employees
Since the second quarter of 2006, the number of employees has been converted to full-time equivalents, which means part-time employees are included in proportion to their contractual working hours. We believe this presentation improves the comparability of personnel expenses and employee numbers. The previous year’s data have been restated accordingly.
On September 30, 2006 the Bayer Group had 110,800 employees, 0.5 percent more than on June 30, 2006. Headcount thus remained nearly steady compared to the previous quarter. Personnel expenses in the third quarter amounted to €1,883 million, up 50.5 percent compared to the same period of 2005. This significant year-on-year increase is primarily attributable to the first-time inclusion of Schering’s personnel expenses. The increase is also partly due to the fact that personnel expenses in the third quarter of the previous year showed a one-time decline as a result of changes to our pension systems in the United States.
On a regional basis, too, headcount remained nearly level with the previous quarter. There was a significant rise year on year, however, largely through the addition of Schering employees. In North America we currently employ 18,100 people, while we have 17,500 employees in the Asia/Pacific region and 13,800 in Latin America/Africa/ Middle East. The change in the Asia/Pacific and Latin America/Africa/Middle East regions compared to prior periods is chiefly due to the regional reassignment of Pakistan. The Bayer Group employs 61,400 people in Europe, including 44,200 in Germany. Our employees in Germany make up 39.9 percent of the Group total.

Interim Report as of September 30, 2006
Legal Risks
As a global company with a diverse business portfolio, the Bayer Group is exposed to various legal risks.
Legal proceedings currently considered to involve material risks are outlined below. The litigation referred to does not necessarily represent an exhaustive list.
Lipobay/Baycol: As of November 17, 2006, the number of Lipobay/Baycol cases pending against Bayer worldwide was approximately 2,340 (approximately 2,270 of them in the United States, including several class actions). At the same date, Bayer had settled 3,142 Lipobay/Baycol cases worldwide without acknowledging any liability and resulting in settlement payments of approximately us$ 1,157 million. In the United States five cases have been tried to date, all of which were found in Bayer’s favor.
After more than five years of litigation we are currently aware of fewer than 30 pending cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from Lipobay/Baycol may come to our attention. In addition, there could be further settlements of cases outside of the United States.
In addition to accounting measures taken in previous years, Bayer recorded charges of €4.7 million to the operating result in the first quarter of 2006 in respect of settlements expected to be concluded. In the third quarter of 2006 Bayer additionally recognized a provision in the amount of €13 million in respect of settlements expected to be concluded and anticipated defense costs. Bayer will defend itself vigorously in all Lipobay/Baycol cases in which in our view no potential for settlement exists or where an appropriate settlement cannot be achieved.
However, since the existing insurance coverage with respect to the Lipobay/Baycol cases is exhausted, it is possible — depending on the future progress of the litigation — that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation.
ppa: Given the number and nature of the remaining outstanding cases, management believes the ppa product liability cases no longer involve a material risk to Bayer and, absent a signifcant adverse development, will not continue to report on the status of these cases.
Ciprofloxacin: 39 putative class action lawsuits and one individual lawsuit against Bayer involving the medication Cipro® have been pending since July 2000 in the United States. The plaintiffs are suing Bayer and other companies also named as defendants, alleging that a settlement reached in 1997 to end litigation between Bayer and Barr Laboratories, Inc. concerning the validity of a Cipro® patent violated antitrust regulations. The plaintiffs claim the alleged violation prevented the marketing of generic ciprofloxacin. Plaintiffs also are seeking triple damages under u.s. law. After the settlement with Barr, the Cipro® patent was the subject of a successful re-examination by the u.s. Patent and Trademark Office and of successful defenses in u.s. federal courts. The patent has since expired.

Interim Report as of September 30, 2006
In March 2005, a federal district court in New York granted summary judgment in favor of Bayer in all actions pending in federal court. The plaintiffs are appealing this decision. Further cases are pending before various state courts. Bayer believes that it has meritorious defenses and intends to defend these cases vigorously.
Medrad: In November 1998, Medrad, Inc., a u.s. subsidiary of Schering AG, was sued by Liebel-Flarsheim Company, which alleged patent infringement, antitrust violations and tortuous interference with contractual relations. In October 2001 and February 2002, the u.s. District Court for the Southern District of Ohio, on summary judgment motions, decided in favor of Medrad regarding Liebel-Flarsheim’s patent infringement claims. Liebel-Flarsheim appealed the decision of the u.s. District Court, and the Federal Circuit Court of Appeals reversed the District Court’s decision and remanded it back to the u.s. District Court in February 2004. In October 2005, the u.s. District Court once again decided in favor of Medrad on a summary judgment motion, ruling that the patents of Liebel-Flarsheim are invalid. At the same time the court ruled that Medrad had infringed those patents. These rulings are being appealed by both Liebel-Flarsheim and Medrad. All claims other than the patent claims were withdrawn by Liebel-Flarsheim in connection with a settlement reached in October 2002.
In September 2004, Liebel-Flarsheim Company and its parent, Mallinckrodt, Inc., filed a new patent infringement action in the same court against Medrad in relation to an additional injector product. This action relates to the same family of patents as did the first lawsuit.
Bayer believes it has meritorious defenses and intends to defend these cases vigorously.
LLRICE601: Since August 2006 several lawsuits, including putative class actions, have been filed by American rice farmers against Bayer Crop-Science LP in the United States. The plaintiffs are suing the company, alleging that they have suffered economic losses after traces of the genetically modified rice event LLRICE601 were identified in samples of conventional long-grain rice grown in the u.s. This is alleged to have led to a decline in the commodity price for long-grain rice due to import restrictions imposed by the European Commission and certain other countries. After development, LLRICE601 was further tested in cooperation with third parties, including a breeding institute in the u.s. However, it was never selected for commercialization. The usda and the fda have stated that LLRICE601 does not constitute a health risk and is safe for use in food and feed and for the environment. Bayer CropScience filed an application with the usda for deregulation of LLRICE601 in August 2006.
Bayer believes it has meritorious defenses and intends to defend these cases vigorously.

Interim Report as of September 30, 2006
Rubber, polyester polyols, urethane: Proceedings involving the former rubber-related lines of business
Investigations and proceedings by the respective authorities in the e.u. and Canada for alleged anticompetitive conduct involving certain products in the rubber field are pending. As previously reported, in the United States the investigations of the u.s. Department of Justice into Bayer’s conduct have been concluded.
Numerous civil claims for damages including class actions are pending in the United States and Canada against Bayer AG and certain of its subsidiaries as well as other companies. The lawsuits involve rubber chemicals, epdm, nbr and polychloroprene rubber (cr). As previously reported, Bayer has settled the actions which management believes to be material.
Proceedings involving polyester polyols, urethanes and urethane chemicals
As previously reported, Bayer has resolved the u.s. Department of Justice investigation previously pending in the United States. In Canada an investigation is pending against Bayer for alleged anticompetitive conduct relating to adipic-based polyester polyols.
A number of civil claims for damages, including class actions, have been filed against Bayer in the United States involving allegations of unlawful collusion on prices for certain polyester polyols, urethanes and urethane chemicals product lines. Similar actions are pending in Canada with respect to polyester polyols. Bayer has settled several actions pending in the United States. These settlements do not resolve all of the pending civil litigation nor do they preclude the bringing of additional claims.
Proceedings involving polyether polyols and other precursors for urethane end-use products
Bayer has been named as a defendant in multiple putative class action lawsuits in the United States and Canada involving allegations of price fixing for, inter alia, polyether polyols and certain other precursors for urethane end-use products. In the United States, Bayer has settled with a class of direct purchasers of polyether polyols, mdi and tdi (and related systems) representing approximately 75 percent of the purchases, which settlement has been approved by the court. The remaining direct purchasers opted out of the settlement and have the right to bring their own actions. To date no such actions have been brought. In Canada, the class action lawsuit on behalf of direct and indirect purchasers of polyether polyols, mdi and tdi (and related systems) continues. In February 2006 Bayer was served with a subpoena from the u.s. Department of Justice seeking information relating to the manufacture and sale of these products.

Interim Report as of September 30, 2006
Impact of antitrust proceedings on Bayer
Excluding the portion allocated to Lanxess, expenses in the amount of €336 million were accrued in the course of 2005 which led to the establishment of a provision for the previously described civil proceedings in the amount of €285 million as of December 31, 2005. In the meantime this provision has been adjusted and stood at €236 million as of September 30, 2006. The provisions established for the remaining rubber proceedings pending with the e.u. Commission amounts to €10 million, although a reliable estimate as to the actual amount of any future fines can currently not be made.
These provisions may not be sufficient to cover the ultimate outcome of the above-described matters. The amount of provisions established for civil proceedings is based on the expected payments under the settlement agreements described above. To the extent provisions have been established, they do not take into account actions that are still pending and have not been settled.
Bayer will continue to pursue settlements that in its view are warranted. In cases where settlement is not achievable, Bayer will continue to defend itself vigorously.
The financial risk associated with the proceedings described above beyond the amounts already paid and the financial provisions already established is currently not quantifiable due to the considerable uncertainty associated with these proceedings. Consequently, no provisions other than those described above have been established. The Company expects that, in the course of the regulatory proceedings and civil damages suits, additional charges will become necessary.
Arbitration proceeding concerning propylene oxide
As previously reported, an arbitration panel in May 2006 issued a final award in favor of Lyondell Chemical Co. in respect of a dispute with Bayer over interpretation of their joint venture agreements for the manufacture of propylene oxide. Bayer is seeking to vacate the final award, while Lyondell is seeking to confirm the award as well as obtain pre-award interest. Bayer has established appropriate provisions in this regard.

Interim Report as of September 30, 2006
Subsequent Events
Pending the approval of the antitrust authorities, Bayer HealthCare will acquire the over-the-counter (OTC) cough and cold portfolio of the Chinese-based Topsun group and integrate these activities into the Consumer Care Division. The purchase price is equivalent to €103 million plus contingent payments equivalent to a total of €19 million subject to fulfillment of certain performance criteria. This acquisition strengthens Bayer HealthCare’s presence in China, one of the fastest growing otc markets. The agreement, which was signed in October 2006, includes the transfer of the Gaitianli manufacturing facility in Qidong City and a national sales force and distribution network. The portfolio to be acquired from Topsun delivered €32 million in sales in 2005 and notably includes the White & Black brand.
In October 2006 Bayer HealthCare signed an agreement with Regeneron Pharmaceuticals, a biophar-maceutical company based in Tarrytown, New York, concerning the development and commercialization of a new therapy for serious eye diseases. Known as the vegf Trap-Eye, the development candidate is currently in Phase I and II clinical trials.
In October the European and u.s. antitrust authorities approved the acquisition of Bayer Diagnostics by Siemens.
On October 27, 2006, the domination and profit and loss transfer agreement between Bayer Schering GmbH (formerly Dritte BV GmbH) and Schering AG was entered in the commercial register.
Also in October 2006, Bayer MaterialScience agreed to acquire Taiwan’s Ure-Tech Group, the largest thermoplastic polyurethane (tpu) producer in the Asia-Pacific region. With this acquisition, we are expanding our position as a supplier and solutions provider for tpu resins. The deal is subject to approval by the antitrust authorities and is expected to be closed in the first quarter of 2007.
On November 23, 2006 we announced the sale of H.C. Starck to a consortium formed by financial investors Advent International and The Carlyle Group for approximately €1.2 billion. Closing is planned to take place at the beginning of 2007, subject to the approval of the antitrust authorities. The transaction value comprises a cash component of more than €700 million and the assumption of financial liabilities and personnel-related commitments totaling some €450 million. The divestment reduces Bayer’s net debt by about €1 billion.
On October 11, 2006, Reiner Hoffmann was named to the Supervisory Board of Bayer AG as an employee representative. He succeeds Dieter Schulte, who retired from the Bayer AG Supervisory Board on September 18, 2006.

Interim Report as of September 30, 2006
Calculation of ebit(da) Before Special Items for the Schering Business
The first-time consolidation of the Schering business involves allocating the purchase price among the acquired assets and assumed liabilities in accordance with the International Financial Reporting Standards (ifrs) (see also page 41f.).
One of the effects of the purchase price allocation, which has not yet been completed, is an upward revaluation or “step-up” of the acquired inventories and noncurrent assets. The greater part of the noncurrent asset step-up relates to assets used for production. Depreciation of the step-up amount results in a long-term increase in the cost of production of goods manufactured after the acquisition date. The “work-down” of the inventory step-up as the acquired inventories are sold off results in charges to earnings in the short term.
To ensure comparability with future earnings data, the expected long-term effects of the step-up are reflected in ebit and ebitda before special items, whereas temporary, non-cash effects of the purchase price allocation are eliminated.
In the third quarter of 2006, special items in ebit and ebitda include €37 million and €267 million, respectively, in charges resulting from the purchase price allocation.

Interim Report as of September 30, 2006
Bayer Stock
Bayer stock performed very well in the third quarter of 2006. The price of the company’s shares rose by 13.9 percent between the beginning of the year and the end of September. The closing price of €40.20 on September 30, 2006 not only represented the high for the year, it was also the highest level Bayer stock had reached in the past five years.
Including the dividend of €0.95 per share for 2005, Bayer stock achieved a performance of 16.9 percent in the first nine 2006. Over the same period, the dax rose by 11.0 percent to 6,004.

	3rd Quarter	3rd Quarter	First Nine	First Nine
Bayer Stock Key Data	2005	2006	Months 2005	Months 2006

High for the period (€)	30.84	40.20	30.84	40.20
Low for the period (€)	26.78	35.32	22.02	30.56
Average daily share turnover on German stock exchanges (million)	3.9	5.1	4.3	6.0

				Change
				Sept. 30, 2006/
				Dec. 31, 2005
	Sept. 30, 2005	Sept. 30, 2006	Dec. 31, 2005	%
Share price (€)	30.49	40.20	35.29	13.9
Market capitalization (€ million)	22,268	30,727	25,774	19.2
Stockholders’ equity (€ million)	11,088	13,164	11,157	18.0
Number of shares entitled to the dividend (million)	730.34	764.34	730.34	4.7

DAX	5,044	6,004	5,408	11.0

2005 figures restated
XETRA closing prices; source: Bloomberg

XETRA closing prices; source: Bloomberg

Interim Report as of September 30, 2006
The Capital Group Companies, Inc., U.S.A., has notified us pursuant to Section 21, Paragraph 1 of the German Securities Trading Act (WpHG) that the proportion of voting rights it holds in our company exceeded the 10 percent threshold on September 19, 2006, that since that date it has held 10.0179 percent of the voting rights and that all of these voting rights are attributable to it pursuant to Section 22, Paragraph 1, Sentence 1, No. 6 in conjunction with Section 22, Paragraph 1, Sentence 2 and Sentence 3 of the German Securities Trading Act. The Capital Research and Management Company, U.S.A., which according to our information is a subsidiary of The Capital Group Companies, Inc., also has notified us that the proportion of voting rights it holds in our company exceeded the 10 percent threshold on November 8, 2006, that since that date it has held 10.0852 percent of the voting rights and that all of these voting rights are attributable to it pursuant to Section 22, Paragraph 1, Sentence 1, No. 6 of the German Securities Trading Act.
Earnings per share according to IFRS are affected by the purchase price allocation (see page 41f.) and other special factors. To enhance comparability over time, we also determine core earnings per share (from continuing operations), from which these factors are excluded. We do this by eliminating from net income as per the income statement the amortization of intangible assets, asset write-downs (including any impairment losses), special items in ebitda and extraordinary factors affecting income from investments in affiliated companies (such as divestment gains or write-downs), including the related tax effects. We also deduct income from discontinued operations.

	3rd Quarter	3rd Quarter	First Nine	First Nine
Calculation of Core Earnings per Share*	2005	2006	Months 2005	Months 2006

€ million
Net income	493	320	1,551	1,372
+ Amortization and write-downs of intangible assets	153	190	418	470
+ Write-downs of property, plant and equipment	41	23	50	48
+/– Special items (other than write-downs)	(170)	335	74	497
+/– Extraordinary income/loss from investments in affiliated companies	–	–	–	–
+/– Tax adjustment	(9)	(193)	(190)	(355)
+/ – Income/loss from discontinued operations	(39)	(51)	(105)	(78)
Core net income from continuing operations	469	624	1,798	1,954
+ Financing expenses for the mandatory convertible bond, net of tax effects	–	25	–	48
Adjusted core net income	469	649	1,798	2,002
Million shares
Weighted average number of issued ordinary shares**	730.34	760.28	730.34	740.43
Potential shares to be issued upon conversion of the mandatory convertible bond	–	60.12	–	41.30
Adjusted weighted average total number of issued and potential ordinary shares	730.34	820.40	730.34	781.73

Core earnings per share from continuing operations (€)	0.64	0.79	2.46	2.56

*	Adjusted core net income and core earnings per share are not defined in the International Financial Reporting Standards.

These indicators are therefore to be regarded only as supplementary information. The company believes that they give readers a clearer picture of the results of operations and ensure greater comparability of data over time.

**	including newly issued shares from the capital increase pro rata temporis

Interim Report as of September 30, 2006
Bayer Group
Consolidated Statements of Income

	3rd Quarter	3rd Quarter	First Nine	First Nine
€ million	2005	2006	Months 2005	Months 2006

Net sales	6,177	7,783	19,249	21,971
Cost of goods sold	(3,481)	(4,226)	(10,531)	(11,757)
Gross profit	2,696	3,557	8,718	10,214

Selling expenses	(1,311)	(1,739)	(3,856)	(4,594)
Research and development expenses	(418)	(678)	(1,264)	(1,549)
General administration expenses	(331)	(420)	(992)	(1,173)
Other operating income	633	65	1,422	440
Other operating expenses	(473)	(126)	(1,539)	(724)
EBIT	796	659	2,489	2,614

Equity-method income (loss)	(6)	(3)	(2)	(14)
Non-operating income	412	196	698	500
Non-operating expenses	(588)	(465)	(1,138)	(1,205)
Non-operating result	(182)	(272)	(442)	(719)

Income before income taxes	614	387	2,047	1,895

Income taxes	(157)	(118)	(599)	(601)

Income from continuing operations after taxes	457	269	1,448	1,294

Income from discontinued operations after taxes	39	51	105	78

Income after taxes	496	320	1,553	1,372
of which attributable to minority interest	3	0	2	0
of which attributable to Bayer AG stockholders (net income)	493	320	1,551	1,372

Earnings per share (€)
From continuing operations
Basic*	0.62	0.36	1.98	1.72
Diluted*	0.62	0.36	1.98	1.72
From continuing and discontinued operations
Basic*	0.68	0.42	2.12	1.82
Diluted*	0.68	0.42	2.12	1.82

2005 figures restated

*	The ordinary shares to be issued upon conversion of the mandatory convertible bond are treated as already issued shares.

Interim Report as of September 30, 2006
Bayer Group
Consolidated Balance Sheets

€ million	Sept. 30, 2005	Sept. 30, 2006	Dec. 31, 2005

Noncurrent assets
Goodwill	2,597	8,796	2,623
Other intangible assets	5,143	14,801	5,065
Property, plant and equipment	8,018	9,357	8,321
Investments in associates	786	655	795
Other financial assets	1,169	1,084	1,429
Other receivables	206	191	199
Deferred taxes	1,952	1,283	1,698
	19,871	36,167	20,130
Current assets
Inventories	5,668	7,123	5,504
Trade accounts receivable	5,414	6,512	5,204
Other financial assets	612	648	214
Other receivables	996	1,171	1,421
Claims for tax refunds	803	547	726
Liquid assets
Marketable securities and other instruments	153	29	233
Cash and cash equivalents	2,887	2,907	3,290
	16,533	18,937	16,592

Assets held for sale and discontinued operations	—	1,654	—
Total current assets	16,533	20,591	16,592
Assets	36,404	56,758	36,722

Equity attributable to Bayer AG stockholders
Capital stock of Bayer AG	1,870	1,957	1,870
Capital reserves of Bayer AG	2,942	4,028	2,942
Other reserves	6,194	6,697	6,265

	11,006	12,682	11,077
Equity attributable to minority interest	82	482	80
Stockholders’ equity	11,088	13,164	11,157

Noncurrent liabilities
Provisions for pensions and other post-employment benefits	7,063	7,043	7,174
Other provisions	1,621	1,514	1,340
Financial liabilities	7,086	14,447	7,185
Miscellaneous liabilities	453	558	516
Deferred taxes	587	3,988	280
	16,810	27,550	16,495

Current liabilities
Other provisions	2,742	4,280	3,009
Financial liabilities	2,199	7,361	1,767
Trade accounts payable	1,571	1,992	1,974
Tax liabilities	327	442	304
Miscellaneous liabilities	1,667	1,600	2,016
	8,506	15,675	9,070

Liabilities directly related to assets held for sale and discontinued operations	—	369	—
Total current liabilities	8,506	16,044	9,070
Liabilities	25,316	43,594	25,565
Stockholders’ equity and liabilities	36,404	56,758	36,722

2005 figures restated

Interim Report as of September 30, 2006
Bayer Group
Consolidated Statements of Cash Flows

	3rd Quarter	3rd Quarter	First Nine	First Nine
€ million	2005	2006	Months 2005	Months 2006

EBIT*	796	659	2,489	2,614
Income taxes	(59)	(243)	(460)	(753)
Depreciation and amortization	461	511	1,251	1,346
Change in pension provisions	(325)	(4)	(460)	(186)
(Gains) losses on retirements of noncurrent assets	(10)	(28)	(30)	(36)
Non-cash effects of the remeasurement of acquired inventories (work-down)	—	275	—	275
Gross cash flow	863	1,170	2,790	3,260
Decrease (increase) in inventories	(38)	(216)	(369)	(348)
Decrease (increase) in trade accounts receivable	440	167	(96)	(706)
Increase (decrease) in trade accounts payable	(124)	(16)	(469)	(286)
Changes in other working capital, other non-cash items	233	416	227	560
Net cash provided by (used in) operating activities (net cash flow), continuing operations	1,374	1,521	2,083	2,480
Net cash provided by (used in) operating activities (net cash flow), discontinued operations	52	(26)	110	145
Net cash flow provided by (used in) operating activities (net cash flow), total	1,426	1,495	2,193	2,625
Cash outflows for additions to property, plant, equipment and intangible assets	(346)	(325)	(798)	(1,084)
Cash inflows from sales of property, plant, equipment and other assets	48	46	320	129
Cash inflows from sales of investments	(1)	(6)	1,266	63
Cash outflows for acquisitions less acquired cash	(121)	(1,164)	(2,179)	(15,294)
Interest and dividends received	62	80	424	562
Cash inflows/outflows from marketable securities	(34)	56	(125)	283
Net cash provided by (used in) investing activities (total)	(392)	(1,313)	(1,092)	(15,341)
Capital contributions	0	1,177	0	1,177
Bayer AG dividend, dividend payments to minority stockholders, reimbursements of advance capital gains tax payments	(16)	(6)	(478)	(533)
Issuances of debt	1,412	69	1,853	13,831
Retirements of debt	(1,052)	(740)	(2,262)	(1,153)
Interest paid	(190)	(265)	(736)	(954)
Net cash provided by (used in) financing activities (total)	154	235	(1,623)	12,368
Change in cash and cash equivalents due to business activities (total)	1,188	417	(522)	(348)
Cash and cash equivalents at beginning of period	1,698	2,491	3,570	3,290
Change in cash and cash equivalents due to changes in scope of consolidation	0	0	(196)	(2)
Changes in cash and cash equivalents due to exchange rate movements	1	(1)	35	(33)
Cash and cash equivalents at end of period	2,887	2,907	2,887	2,907
Marketable securities and other instruments	153	29	153	29
Liquid assets as per balance sheets	3,040	2,936	3,040	2,936

2005 figures restated

*	for definition see Bayer Group Key Data on page 2

Interim Report as of September 30, 2006
Bayer Group Consolidated Statements of Recognized Income and Expense

	3rd Quarter	3rd Quarter	First Nine	First Nine
€ million	2005	2006	Months 2005	Months 2006

Changes in fair values of hedging instruments and available-for-sale securities, recognized in stockholders’ equity	40	(39)	32	(51)
Actuarial gains/losses on defined benefit obligations for pensions and other post-employment benefits	34	(852)	(1,100)	335
Exchange differences on translation of operations outside the euro zone	7	47	686	(428)
Deferred taxes on valuation adjustments, recognized directly in stockholders’ equity	(17)	353	430	(108)
Valuation adjustments recognized directly in stockholders’ equity	64	(491)	48	(252)
Income after taxes	496	320	1,553	1,372
Total income and expense recognized in the financial statements	560	(171)	1,601	1,120
of which attributable to minority interest	2	(3)	(6)	(6)
of which attributable to Bayer AG stockholders	558	(168)	1,607	1,126

2005 figures restated

Interim Report as of September 30, 2006
Key Data by Segment

€ million	HealthCare
	Pharmaceuticals		Consumer Health
Third Quarter	2005	2006	2005	2006

Net sales (external)	1,029	2,444	990	1,038
— Change	+12.3%	+137.5%	+36.9%	+4.8%
— Change in local currencies	+10.9%	+140.6%	+35.6%	+7.7%
Intersegment sales	19	9	4	2
EBITDA**	256	337	220	228
Special items	42	(303)	21	(14)
EBITDA before special items	214	640	199	242
EBITDA margin before special items	20.8%	26.2%	20.1%	23.3%
EBIT*	188	199	165	193
Special items	30	(92)	6	(14)
EBIT before special items	158	291	159	207
EBIT margin before special items	15.4%	11.9%	16.1%	19.9%
Gross cash flow*	155	456	158	150
Net cash flow*	253	444	221	126
Depreciation, amortization and write-downs/write-backs	68	138	55	35

First Nine Months	2005	2006	2005	2006

Net sales (external)	2,969	4,780	2,870	3,162
— Change	+1.0%	+61.0%	+37.1%	+10.2%
— Change in local currencies	+1.2%	+60.4%	+37.5%	+9.1%
Intersegment sales	38	34	16	5
EBITDA**	528	801	483	677
Special items	(76)	(322)	(61)	(17)
EBITDA before special items	604	1,123	544	694
EBITDA margin before special items	20.3%	23.5%	19.0%	21.9%
EBIT*	383	560	354	566
Special items	(88)	(111)	(76)	(17)
EBIT before special items	471	671	430	583
EBIT margin before special items	15.9%	14.0%	15.0%	18.4%
Gross cash flow*	335	775	356	459
Net cash flow*	304	717	378	263
Depreciation, amortization and write-downs/write-backs	145	241	129	111
Number of employees at end of period*	16,700	39,800	11,400	11,800

2005 figures restated

*	for definition see Bayer Group Key Data on page 2

**	ebitda = ebit plus amortization of intangible assets and depreciation of property, plant and equipment. ebitda, ebitda before special items and ebitda margin are not defined in the International Financial Reporting Standards and should therefore be regarded only as supplementary information. The company considers underlying ebitda to be a more suitable indicator of operating performance since it is not affected by depreciation, amortization, write-downs/write-backs or special items. The company also believes that this indicator gives readers a clearer picture of the results of operations and ensures greater comparability of data over time. The underlying ebitda margin is calculated dividing underlying ebitda by sales.

Interim Report as of September 30, 2006

	CropScience				MaterialScience
			Environmental								Continuing
	Crop Protection		Science, BioScience		Materials		Systems		Reconciliation		Operations
Third Quarter	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006

Net sales (external)	979	872	192	177	1,030	1,067	1,609	1,853	348	332	6,177	7,783
— Change	+2.4%	–10.9%	+14.3%	–7.8%	+22.8%	+3.6%	+15.8%	+15.2%			+19.6%	+26.0%
— Change in local currencies	–1.7%	–7.8%	+11.7%	–2.0%	+22.3%	+5.8%	+14.6%	+17.3%			+18.0%	+28.6%
Intersegment sales	15	10	3	1	3	6	35	43	(79)	(71)
EBITDA**	175	130	52	10	247	123	295	275	12	67	1,257	1,170
Special items	44	(3)	9	0	27	0	13	(29)	14	14	170	(335)
EBITDA before special items	131	133	43	10	220	123	282	304	(2)	53	1,087	1,505
EBITDA margin before special items	13.4%	15.3%	22.4%	5.6%	21.4%	11.5%	17.5%	16.4%			17.6%	19.3%
EBIT*	53	(7)	17	(5)	192	67	214	194	(33)	18	796	659
Special items	44	(15)	9	0	27	0	13	(32)	14	14	143	(139)
EBIT before special items	9	8	8	(5)	165	67	201	226	(47)	4	653	798
EBIT margin before special items	0.9%	0.9%	4.2%	(2.8)%	16.0%	6.3%	12.5%	12.2%			10.6%	10.3%
Gross cash flow*	114	86	41	15	194	97	214	177	(13)	189	863	1,170
Net cash flow*	118	206	183	100	149	51	345	211	105	383	1,374	1,521
Depreciation, amortization and write-downs/write-backs	122	137	35	15	55	56	81	81	45	49	461	511

First Nine Months	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006

Net sales (external)	3,714	3,554	805	844	2,998	3,161	4,919	5,453	974	1,017	19,249	21,971
— Change	–0.3%	–4.3%	+4.0%	+4.8%	+28.2%	+5.4%	+27.5%	+10.9%			+18.8%	+14.1%
— Change in local currencies	–1.4%	–6.0%	+4.5%	+3.7%	+29.6%	+4.8%	+28.3%	+9.7%			+19.1%	+13.1%
Intersegment sales	43	45	11	4	10	19	109	125	(227)	(232)
EBITDA**	853	813	237	246	674	517	865	825	100	81	3,740	3,960
Special items	14	(3)	5	0	27	0	3	(159)	14	4	(74)	(497)
EBITDA before special items	839	816	232	246	647	517	862	984	86	77	3,814	4,457
EBITDA margin before special items	22.6%	23.0%	28.8%	29.1%	21.6%	16.4%	17.5%	18.0%			19.8%	20.3%
EBIT*	485	437	161	189	513	329	626	590	(33)	(57)	2,489	2,614
Special items	14	(15)	5	0	27	(16)	3	(162)	14	4	(101)	(317)
EBIT before special items	471	452	156	189	486	345	623	752	(47)	(61)	2,590	2,931
EBIT margin before special items	12.7%	12.7%	19.4%	22.4%	16.2%	10.9%	12.7%	13.8%			13.5%	13.3%
Gross cash flow*	603	598	170	179	486	401	611	590	229	258	2,790	3,260
Net cash flow*	288	351	247	139	293	213	470	612	103	185	2,083	2,480
Depreciation, amortization and write-downs/write-backs	368	376	76	57	161	188	239	235	133	138	1,251	1,346
Number of employees at end of period*	16,000	15,200	2,700	2,800	9,300	9,900	9,200	9,500	21,800	21,800	87,100	110,800

2005 figures restated

*	for definition see Bayer Group Key Data on page 2

**	ebitda = ebit plus amortization of intangible assets and depreciation of property, plant and equipment. ebitda, ebitda before special items and ebitda margin are not defined in the International Financial Reporting Standards and should therefore be regarded only as supplementary information. The company considers underlying ebitda to be a more suitable indicator of operating performance since it is not affected by depreciation, amortization, write-downs/write-backs or special items. The company also believes that this indicator gives readers a clearer picture of the results of operations and ensures greater comparability of data over time. The underlying ebitda margin is calculated dividing underlying ebitda by sales.

Interim Report as of September 30, 2006
Key Data by Region

Mio €
	Europe		North America
Third Quarter	2005	2006	2005	2006

Net sales (external) – by market	2,591	3,355	1,627	2,039
— Change	+22.9%	+29.5%	+21.0%	+25.3%
— Change in local currencies	+23.0%	+29.7%	+19.6%	+29.6%
Net sales (external) – by point of origin	2,831	3,640	1,644	2,053
— Change	+22.9%	+28.6%	+20.4%	+24.9%
— Change in local currencies	+22.9%	+28.6%	+19.2%	+29.2%
Interregional sales	912	1,294	214	492
EBIT*	290	428	350	157
Gross cash flow*	461	924	244	188

First Nine Months	2005	2006	2005	2006

Net sales (external) – by market	8,621	9,697	5,060	5,969
— Change	+26.8%	+12.5%	+9.4%	+18.0%
— Change in local currencies	+26.7%	+12.4%	+11.5%	+15.1%
Net sales (external) – by point of origin	9,300	10,478	5,104	6,017
— Change	+25.9%	+12.7%	+9.2%	+17.9%
— Change in local currencies	+25.8%	+12.6%	+11.5%	+15.0%
Interregional sales	2,850	3,389	1,185	1,444
EBIT*	1,289	1,640	717	663
Gross cash flow*	1,598	2,228	714	708
Number of employees at end of period*	49,300	61,400	13,900	18,100

2005 figures restated

*	for definition see Bayer Group Key Data on Page 2

Interim Report as of September 30, 2006
Mio €

	Asia/		Latin America/				Continuing
	Pacific		Africa/Middle East		Reconciliation		Operations
Third Quarter	2005	2006	2005	2006	2005	2006	2005	2006

Net sales (external) – by market	1,098	1,320	861	1,069			6,177	7,783
— Change	+14.9%	+20.2%	+14.2%	+24.2%			+19.6%	+26.0%
— Change in local currencies	+13.2%	+24.9%	+6.4%	+26.9%			+18.0%	+28.6%
Net sales (external) – by point of origin	1,035	1,259	667	831			6,177	7,783
— Change	+15.8%	+21.6%	+11.0%	+24.6%			+19.6%	+26.0%
— Change in local currencies	+14.0%	+26.6%	+1.2%	+28.1%			+18.0%	+28.6%
Interregional sales	51	58	50	70	(1,227)	(1,914)
EBIT*	101	47	88	56	(33)	(29)	796	659
Gross cash flow*	97	54	90	37	(29)	(33)	863	1,170

First Nine Months	2005	2006	2005	2006	2005	2006	2005	2006

Net sales (external) – by market	3,175	3,528	2,393	2,777			19,249	21,971
— Change	+16.4%	+11.1%	+16.8%	+16.0%			+18.8%	+14.1%
— Change in local currencies	+17.3%	+11.4%	+13.5%	+13.2%			+19.1%	+13.1%
Net sales (external) – by point of origin	3,027	3,363	1,818	2,113			19,249	21,971
— Change	+18.8%	+11.1%	+14.0%	+16.2%			+18.8%	+14.1%
— Change in local currencies	+19.7%	+11.4%	+9.6%	+12.5%			+19.1%	+13.1%
Interregional sales	147	177	127	152	(4,309)	(5,162)
EBIT*	380	263	221	161	(118)	(113)	2,489	2,614
Gross cash flow*	373	288	187	130	(82)	(94)	2,790	3,260
Number of employees at end of period*	13,300	17,500	10,600	13,800			87,100	110,800

2005 figures restated

*	for definition see Bayer Group Key Data on Page 2

Interim Report as of September 30, 2006/Notes
Notes to the Interim Report as of September 30, 2006
Accounting policies
The unaudited, consolidated interim financial statements as of September 30, 2006 have been prepared according to the rules of IAS 34. The statements comply with the International Financial Reporting Standards (IFRS) approved and published by the International Accounting Standards Board (IASB) and in effect at the closing date, and with their interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). Reference should be made as appropriate to the notes to the 2005 financial statements, particularly with regard to recognition and valuation principles.
Information on earnings per share
The ordinary shares to be issued upon conversion of the mandatory convertible bond are treated as already issued shares. Diluted earnings per share are therefore equal to basic earnings per share.
Calculation of Earnings per Share

	3rd Quarter	3rd Quarter	First Nine	First Nine
	2005	2006	Months 2005	Months 2006

From continuing operations
Income from continuing operations after taxes (€ million)*	454	269	1,446	1,294
+ financing expenses for the mandatory convertible bond, net of tax effects (€ million)	—	25	—	48
Adjusted income from continuing operations after taxes(€ million)	454	294	1,446	1,342

Weighted average number of issued ordinary shares (million)**	730.34	760.28	730.34	740.43
Potential shares to be issued upon conversion of the mandatory convertible bond (million)	—	60.12	—	41.30
Adjusted weighted average total number of issued and potential ordinary shares (million)	730.34	820.40	730.34	781.73

Basic earnings per share from continuing operations (€)	0.62	0.36	1.98	1.72
Diluted earnings per share from continuing operations (€)	0.62	0.36	1.98	1.72

From continuing and discontinued operations
Net income (€ million)	493	320	1,551	1,372
+ financing expenses for the mandatory convertible bond, net of tax effects (€ million)	—	25	—	48
Adjusted net income (€ million)	493	345	1,551	1,420

Weighted average number of issued ordinary shares (million)**	730.34	760.28	730.34	740.43
Potential shares to be issued upon conversion of the mandatory convertible bond (million)	—	60.12	—	41.30
Adjusted weighted average total number of issued and potential ordinary shares (million)	730.34	820.40	730.34	781.73

Basic earnings per share from continuing and discontinued operations (€)	0.68	0.42	2.12	1.82
Diluted earnings per share from continuing and discontinued operations (€)	0.68	0.42	2.12	1.82

2005 figures restated

*	excluding minority interest

**	including newly issued shares from the capital increase pro rata temporis

Interim Report as of September 30, 2006/Notes
Changes in the Bayer Group
Scope of consolidation
As of September 30, 2006, the Bayer Group comprised 430 fully or proportionately consolidated companies, compared with 283 companies as of December 31, 2005. The increase of 147 is largely due to the first-time inclusion of the Schering group companies in the second quarter of 2006.
Consolidation of Schering
With effect from June 23, 2006, Bayer acquired a majority of the shares of Schering AG, which is fully consolidated in the Bayer Group financial statements as of that date. As of September 30, 2006, Bayer held 96.1 percent of the outstanding shares of Schering AG. In addition to the purchase price of €16,237 million for these shares, ancillary acquisition costs of €61 million were incurred up to that date. The acquisition was paid for in cash.
The assets, liabilities and contingent liabilities acquired from Schering were reflected in the balance sheet at the following fair values:
Schering Acquisition

€ million	Net carrying	Adjustment	Net carrying
	amount prior to the	for the first-time	amount after the
	acquisition	consolidation*	acquisition

Goodwill	364	5,861	6,225
Other intangible assets	297	10,411	10,708
Property, plant and equipment	1,124	498	1,622
Inventories	840	945	1,785
Financial liabilities	(241)	–	(241)
Liquid assets	1,025	–	1,025
Other assets and liabilities	(292)	(100)	(392)
Deferred taxes	292	(4,381)	(4,089)
Net assets	3,409	13,234	16,643
Minority interests			(406)
Acquisition price			16,237
of which ancillary acquisition costs			61

*	The adjustment for the first-time consolidation reflects the differences between the pervious net carrying amounts in the balance sheet of Schering and the respective fair values in the acquirer’s balance sheet at the date of acquisition.
The average expected useful life of the acquired intangible assets is approximately 13 years.
The purchase price allocation has not yet been completed, therefore changes may yet be made in the allocation of the purchase price to the individual assets.
The goodwill remaining after the purchase price allocation is attributable to a number of factors. Apart from general synergies in administration processes and infrastructures, such factors also include significant cost savings in the areas of marketing, sales, procurement and production, most of which can now be initiated following the entry into force of the domination and profit and loss transfer agreement with Schering AG on October 27, 2006. In addition, the acquisition strengthens the Bayer Group’s global market position in the pharmaceuticals business. Details of the legal form of the merger are still in the planning stage.

Interim Report as of September 30, 2006/Notes
The income and expenses for the Schering business, including pro-rata effects from the purchase price allocation, were recognized as follows from the date of the first-time consolidation (June 23, 2006):

Schering Key Data
€ million	June 23 — September 30, 2006

Sales	1,554
EBITDA*	111
EBITDA before special items	422
EBIT*	3
EBIT before special items	84
Income after taxes	(4)

*	for definition see Bayer Group Key Date on page 2
Discontinued operations
Bayer has entered into an agreement with Siemens AG concerning the divestiture of the Diagnostics Division. The Diagnostics business is thus reported as a discontinued operation. The prior-year data in the income and cash flow statements have been restated accordingly.
In the prior year, the spin-off of Lanxess from Bayer AG was entered into the commercial register on January 28, 2005 and thus became legally effective. The Plasma business of the Bayer HealthCare subgroup in the United States was divested in March 2005. Both these businesses are reported for 2005 as discontinued operations.
This information, which is provided from the stand point of the Bayer Group, is to be regarded as part of the reporting for the entire Bayer Group by analogy with our segment reporting and is not intended to portray either the discontinued operations or the remaining operations of Bayer as separate entities. The presentation is thus in line with the principles for reporting discontinued operations.
Discontinued Operations

€ million	Diagnostics		Lanxess		Plasma		Total
Third Quarter	2005	2006	2005	2006	2005	2006	2005	2006

Net sales	354	364	0	0	0	0	354	364
EBIT*	74	80	0	0	(14)	0	60	80
Income after taxes	48	51	0	0	(9)	0	39	51
Gross cash flow*	57	29	0	0	0	0	57	29
Net cash flow*	64	(26)	0	0	(12)	0	52	(26)
Net investing cash flow	(21)	(26)	0	0	(46)	0	(67)	(26)
Net financing cash flow	(43)	52	0	0	58	0	15	52

First Nine Months	2005	2006	2005 **	2006	2005	2006	2005	2006

Net sales	1,039	1,119	503	0	124	0	1,666	1,119
EBIT*	131	120	62	0	(28)	0	165	120
Income after taxes	85	78	38	0	(18)	0	105	78
Gross cash flow*	139	143	51	0	4	0	194	143
Net cash flow*	144	145	(80)	0	46	0	110	145
Net investing cash flow	(69)	(72)	(19)	0	180	0	92	(72)
Net financing cash flow	(75)	(73)	99	0	(226)	0	(202)	(73)

*	for definition see Bayer Group Key Data on page 2

**	figures for January only

Interim Report as of September 30, 2006/Notes
Notes to the statements of cash flows
A new line “Non-cash effects of the remeasurement of acquired inventories (work-down)” has been inserted in the cash flow statement in order to eliminate these effects of the Schering purchase price allocation from the gross cash flow. For the third quarter of 2006, an amount €275 million is transferred from “Decrease/increase in inventories” to this new line. These non-cash effects do not impact net cash flow.
Segment reporting
Our segment reporting is unchanged compared to the second quarter of 2006, when we adapted it to reflect the changes in our Corporate structure that occurred during that reporting period. The acquired Schering business is included in the Pharmaceuticals segment together with that of the existing Pharmaceuticals Division.
The businesses of the Diabetes Care and Diagnostics divisions were previously combined for reporting purposes, while the Consumer Care and Animal Health divisions were reported as separate segments. Due to the agreed divestiture of the Bayer HealthCare subgroup’s Diagnostics Division, the segment reporting has been adjusted. As a discontinued operation, the Diagnostics Division is no longer part of the segment reporting. The remaining Diabetes Care Division is combined with. the Consumer Care and Animal Health divisions to form the new Consumer Health segment in light of the similarities in their long-term financial performance and their focus on products that can be promoted directly to consumers. The previous year’s figures are restated accordingly.
Leverkusen, November 21, 2006
Bayer Aktiengesellschaft
The Board of Management

Forward-Looking Statements
This Stockholders’ Newsletter contains forward-looking statements. These statements use words like “believes”, “assumes”, “expects” or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of our company and those either expressed or implied by these statements.
These factors include, among other things:
•	Downturns in the business cycle of the industries in which we compete;

•	new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;

•	increases in the price of our raw materials, especially if we are unable to pass these costs along to customers;

•	loss or reduction of patent protection for our products;

•	liabilities, especially those incurred as a result of environmental laws or product liability litigation;

•	fluctuation in international currency exchange rates as well as changes in the general economic climate; and

•	other factors identified in this Stockholders’ Newsletter .
These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including Form 20-F). In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements. We assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

MASTHEAD
Publisher
Bayer AG
51368 Leverkusen, Germany
Editor
Ute Bode, Phone ++49 214 30 58992
Email: ute.bode.ub@bayer-ag.de
English Edition
Bayer Industry Services GmbH & Co. OHG
Central Language Service
Investor Relations
Peter Dahlhoff, Phone ++49 214 30 33022
Email: peter.dahlhoff@bayer-ag.de
Date of Publication
Monday, November 27, 2006
Bayer on the Internet
WWW.BAYER.COM
Science For A Better Life

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYER AKTIENGESELLSCHAFT (Registrant)
By:	/s/ DR. ROLAND HARTWIG
	Name:	Dr. Roland Hartwig
	Title:	General Counsel

By:	/s/ DR. ALEXANDER ROSAR
	Name:	Dr. Alexander Rosar
	Title:	Head of Investor Relations

Date: January 19, 2007